LETTERHEAD

March 7, 2008

Securities and Exchange Commission

Washington, D.C.

RE:

Request for an AW (Amendment Withdrawal)

Accession No. 0001116502-08-000331

CIK:  1342854

File Date:    2/29/08

Company:   Paramount Gold and Silver Corp.

Ladies and Gentlemen:

As requested by the Staff, we hereby request the withdrawal of the filing made on February 29, 2008 as file type S-3/A-1 under accession number: 0001116502-08-000331.

The reason for the withdrawal request is that it was filed using the incorrect registration number (333-144263).  The Form S-3/A-1 is being refiled under the correct registration number (333-148831).

Based on the foregoing, we respectfully request that the S-3/A-1 filed on February 29, 2008  be withdrawn as soon as practicable.

Thank you very much for your assistance with this matter.

Sincerely,

/s/Christopher Crupi

Chief Executive Officer